MICROVISION, INC.

19910 North Creek Parkway

Bothell, WA 98011

April 27, 2005

VIA OVERNIGHT COURIER AND EDGAR

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: N. Jay Webb

Re:	Microvision, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Form 10-K/A for the Fiscal Year Ended December 31, 2004
File No. 000-21221

Dear Mr. Webb:

On behalf of Microvision, Inc. (the “Company”), I am writing to respond to the staff’s comments in your letter to Jeff T. Wilson’s attention dated April 12, 2005 (the “Comment Letter”) relating to the Company’s Form 10-K and 10-K/A for the fiscal year ended December 31, 2004.

Set forth below are responses to the specific comments made in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Results of Operations

1.	Comment. We note in your analysis of results of operations in the MD&A that until October 2004, you classified Nomad production costs in excess of product revenue as research and development expense. Based on the fact that you recorded sales of the Nomad product, please tell us how you concluded that any portion of the costs of production were properly allocated to research and development expense. Support your assertions with references to the authoritative generally accepted accounting principles that support your accounting and presentation of such costs. Additionally, please tell us the amounts charged to cost of product revenue and research and development related to the Nomad product in each of the periods presented. We may have further comment based on your response.

Response: Microvision began producing the current version of Nomad in February, 2004. The Nomad is being produced using a new production line at our facility in Bothell, Washington. During the first seven months of production we were refining our production techniques and evaluating alternative components and designs. During this

United States Securities and Exchange Commission

Attention: N. Jay Webb

- 2 -	April 27, 2005

phase of production, we believe that our activities met the criteria described in FASB Statement No. 2 paragraphs 9(e),(h) and (i) for activities that should be included in research and development expense These activities and their relationship to the FASB standard are:

e. Modification of the formulation or design of a product or process – During this period there were ongoing design changes related to components and tolerances for materials and components.

h. Design, construction, and operation of a pilot plant that is not of a scale economically feasible to the enterprise for commercial production – During this time period the production processes were being scaled up and were not sufficiently mature to support commercial production.

i. Engineering activity required to advance the design of a product to the point that it meets specific functional and economic requirements and is ready for manufacture – During this time there was a high level of engineering involvement in refining the design and components to achieve the functional requirements around image quality and product stability to meet customer requirements.

During this period, the Company recorded the sales of the Nomad units as revenue and classified costs to produce the units to cost of product revenue, only up to the amount of revenue recorded. The amount that would have been classified as cost of product revenue if the Company had used full absorption cost accounting beginning in February 2004 would have been $73,000, $246,000 and $451,000 for the first, second and third quarter of 2004, respectively. The Company disclosed in its filings with the SEC that the cost to produce Nomad was substantially higher than product revenue and that excess production cost was recorded as research and development expense.

Beginning in October of 2004, the Company determined that the production line and Nomad product design were complete and could support commercial production of the Nomad product and therefore began full absorption of manufacturing overhead at this time.

2.	Comment. We see that your cost of product revenue in 2004 includes the write off of $764,000 of Flic inventory and $479,000 of Nomad inventory. Were any of these inventory items subsequently sold? If so, were they sold at prices above their new cost basis? What was the impact of any such sales upon gross profit margins? Why doesn’t your Schedule II disclose inventory reserve balances and activity? Please revise future filings to address our concerns.

United States Securities and Exchange Commission

Attention: N. Jay Webb

- 3 -	April 27, 2005

Response: During 2004, the Company did not sell any products that were previously written off. Pursuant to the guidance in SEC Staff Accounting Bulletin No. 100 Restructuring and Impairment Charges, the Company considers write-downs of inventory to be permanent adjustments to the cost of the inventory and not a valuation reserve against the value of the inventory and, accordingly, has not included the write-downs in the Schedule II disclosure of reserves and activity. If any of the goods that were written down are subsequently sold at prices above their new cost basis, the Company will disclose the amount of the sales and the impact on gross margin during the period.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

3.	Comment. Please tell us and revise future filings to disclose the nature and significance of the profit incentives included in your development contracts, and how you determine that realization is assured in accordance with the provisions of paragraph 54 of SOP 81-1.

Response: The Company enters into both cost plus and fixed fee type contracts. These contracts do not generally include profit incentives, and we entered into no contracts with profit incentives in any of the years ended December 31, 2002, 2003 or 2004.

Note 12. Warrants and Note 13. Options

4.	Comment. We note that stock-based compensation expense recorded in the periods presented includes expense related to options and warrants issued by both Microvision and Lumera. Please revise future filings to include all of the applicable disclosures required by paragraphs 46-48 of SFAS 123 related to stock options and warrants issued by Lumera.

Response: The Company will include the required disclosure in its future filings. Please note that a complete set of Lumera’s Financial statements, including the disclosures required by paragraphs 46-48 of SFAS 123, was included in the Company’s 10-K/A, Amendment No. 2.

United States Securities and Exchange Commission

Attention: N. Jay Webb

- 4 -	April 27, 2005

Note 19. Subsequent Event

5.	Comment. We see that in March 2005 you raised $10,000,000 before issuance costs, from the issuance of senior secured exchangeable convertible notes and warrants. We also see the Notes are convertible on demand by the holders into Microvision common stock at a conversion price of $6.84 per share of Microvision common stock and exchangeable on demand by the holders into Lumera common stock at an exchange price of $5.64 per share of Lumera common stock. Please supplementally tell us how you plan to account for the conversion and exchange features of these Notes. We may have further comments after reviewing your response.

Response: We reviewed the terms and conditions of the notes considered the guidance in FAS 133 related to embedded derivatives and APB 14.

After reviewing the above guidance, the Company concluded that the right of the counterparty to convert the notes into Microvision common stock or to exchange into Lumera common stock is a single embedded derivative instrument because each option is mutually exclusive. The Company will bifurcate this embedded derivative instrument from the debt instrument and record it as a derivative liability. Future changes in the fair value of the embedded derivative instrument will be recorded to earnings.

The Company also concluded that the detachable warrants would also meet the definition of a derivative under FAS 133, after considering the additional conditions for equity classification required by EITF 00-19.

Accordingly, following FAS 133, the proceeds of the debt were first allocated to the derivative contracts based on their fair value and the host debt contract receives the “residual.”

The fair value of the derivatives were determined using a Black-Scholes option-pricing model. The conversion/exchange option was valued at the higher of the two values (at inception this was the Lumera conversion option). This analysis resulted in a value of $2,954,000 being allocated to the conversion/exchange derivative.

The fair value of the attached warrant derivative was also calculated using a Black-Scholes model at $1,651,000.

The allocation of proceeds on day 1 was as follows:

Dr. Cash	$10,000,000
Dr. Discount on Notes Payable	$4,605,000
Cr. Notes Payable (face)		$10,000,000
Cr. Derivative Liability		$4,605,000

United States Securities and Exchange Commission

Attention: N. Jay Webb

- 5 -	April 27, 2005

Subsequent Accounting

In accordance with FAS 133, at each subsequent balance sheet date the derivatives will be revalued to fair value.

Both the conversion option into Microvision shares and the exchange option into Lumera shares will be valued. The conversion/exchange derivative value will be the higher of the two – as this is the option the holder would exercise. The change in the value of the option will be recorded in the income statement as other expense (income).

In accordance with EITF 00-27, the discount on the notes will be accreted over the period in which conversion can occur, which is until the maturity date of the debt. In essence, because there are six discrete maturity dates, each representing one-sixth of the principal, the effective interest method will be applied to each of the six tranches individually, such that there is no debt discount at each installment’s maturity date The discount amortization resulting from the value of the warrants and the discount from the proceeds allocation to the embedded derivative instrument, will be debited to interest expense using the effective interest method.

Item 9A. Controls and Procedures

6.	Comment. We note your disclosure that management has concluded that your disclosure controls and procedures “were, in design and operation, effective to ensure that information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed summarized and reported within the time periods specified by the SEC’s rules and forms.” The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure, controls and procedures” set forth in Rule 13a-15(e).

United States Securities and Exchange Commission

Attention: N. Jay Webb

- 6 -	April 27, 2005

Response: Paragraph (a) of Item 9A of the Company’s Form 10-K/A, Amendment No. 2, has been revised as follows:

“(a) Evaluation of disclosure controls and procedures. The Chief Executive Officer and the Chief Financial Officer evaluated our disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15-d-15(e) under the Securities and Exchange Act of 1934) prior to the filing of this annual report. Based on that evaluation, they concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were, in design and operation, effective.”

Exhibits 31.1 and 31.2

7.	Comment. We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part III.E of Release No. 8238. Accordingly, please file a second amendment to your Form 10-K that includes the entire filing, including the financial statements of Lumera Corporation, together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.

Response: The Company’s Form 10-K/A, Amendment No. 2, includes the entire filing, including the financial statements of Lumera Corporation, together with the certifications of the Company’s current Chief Executive Officer and Chief Financial Officer in the form currently set forth in Item 601(b)(31) of Regulation S-K.

The Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We intend to call you in the next day or so to get your thoughts on our responses. Thank you for your assistance.

Very truly yours,

/s/ Jeff T. Wilson
Jeff T. Wilson

cc: Thomas Walker